HEI Exhibit 11

Hawaiian Electric Industries, Inc.
COMPUTATION OF EARNINGS PER SHARE
OF COMMON STOCK
Years ended December 31, 2014, 2013, 2012, 2011 and 2010

(in thousands, except per share amounts)	2014	2013	2012	2011	2010
Net income for common stock	$168,320	$161,516	$138,658	$138,230	$113,535
Weighted-average number of common shares outstanding	101,968	98,968	96,908	95,510	93,421
Adjusted weighted-average number of common shares outstanding	102,937	99,623	97,338	95,820	93,693
Basic earnings per common share	$1.65	$1.63	$1.43	$1.45	$1.22
Diluted earnings per common share	$1.64	$1.62	$1.42	$1.44	$1.21